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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13A-17 OR 15D-17 THEREUNDER


                   United Companies Financial Corporation
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                 (Exact name of issuer as specified in charter)


            4041 Essen Lane, P.O. Box 1591, Baton Rouge, LA 70821
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                    (Address of principal executive offices)


Issuer's telephone number, including area code (504) 924-6007
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

    1.   Title of security    Common Stock par value $2.00 per share
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    2.   Number of shares outstanding before the change  14,070,877
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    3.   Number of shares outstanding after the change   28,141,754
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    4.   Effective date of change     October 20, 1995
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    5.   Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Stock Dividend declared August 23, 1995
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         Give brief description of transaction  100% stock dividend to be paid
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         on October 20, 1995 to shareholders of record on October 9, 1995.
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                          II. CHANGE IN NAME OF ISSUER

    1.   Name prior to change
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    2.   Name after change
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    3.   Effective date of charter amendment changing name
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    4.   Date of shareholder approval of change, if required
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                                                   /s/ Sherry E. Anderson,
Date     10/19/95                           Senior Vice President and Secretary
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                                              (Officer's signature and title)